Exhibit 99.12

UNITED UTILITIES RECEIVES FAVOURABLE FINAL INTERIM DETERMINATION OF K

United Utilities PLC has received Ofwat's final decision on its Interim Determination of K ("IDoK") application, which was submitted earlier in the year. Ofwat has proposed that the company be allowed to increase real prices by a further 4.4 per cent next year. This compares to a 3.7 per cent increase at the draft determination stage.

The 4.4 per cent increase is in addition to the allowed 4.5 per cent real price rise which was set at the last Periodic Review. This brings United Utilities' total allowed real price increase to 8.9 per cent in 2004/05.

As expected, proposed expenditure relating to a number of schemes in our sewer overflow programme (also known as unsatisfactory intermittent discharges), which were identified by the company as being poor value for money, has been eliminated from 2004/05 prices.

Once the company has agreed a revised sewer overflow programme with the Environment Agency and Ofwat, the costs will be logged up and recovered in prices from 1 April 2005.

Chief Executive of United Utilities, John Roberts, said:

"I welcome this determination, which recognises additional costs that were not predicted by Ofwat at the last Periodic Review. Including this price adjustment, average prices for customers, over the 2000-05 period, will still be 7 per cent lower in real terms compared to 1999/2000."

United Utilities' Contacts:

John Roberts, Chief Executive	01925 237000
Simon Batey, Finance Director	01925 237000

Simon Bielecki, Investor Relations Manager	07810 157649
Evelyn Brodie, Head of Corporate and Financial Communications	020 7307 0309